

May 20, 2011

Matthew R. Diehl, President
Swingplane Ventures, Inc.
220 Summit Blvd. #402
Broomfield, Colorado 80021

Re: Swingplane Ventures, Inc.
   Amendment No. 6 to Registration Statement on Form S-1
   Filed May 10, 2011
   File No. 333-168912

Dear Mr. Diehl:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Use of Proceeds, page 10

1.   We reissue comment one of our letter dated May 2, 2011. We continue to note the reference to your "intended allocation of net proceeds" in risk factor 18 and "intends to use" language on page 10 in this section and on page 22. Please revise to clarify whether you have any discretion to spend your proceeds in any manner inconsistent with your use of proceeds table. If so, please provide the disclosure required by Instruction 7 to Item 504 of Regulation S-K.

Item 6. Dilution, page 11

1.   We note the dilution per share to new investors of $0.0063 in your table. Please provide us with your reconciliation to this amount given the $0.01 public offering price per share and the $0.0021 net tangible book value per share after the offering, or revise. In this regard, it appears to us that the dilution per share to new investors was $0.0079 instead of $0.0063.

2.   We note in your dilution disclosure that any new investor will incur an immediate and substantial dilution of approximately $0.0022 per share while the present Swingplane stockholders will receive an increase of $0.0063 per share in the net tangible book value of each share held. Please amend your disclosure to agree with your revised dilution table in response to our prior comment. In this regard, it appears to us that the present Swingplane stockholders will receive an increase of $0.0022 per share and that new

investors will incur an immediate and substantial dilution of approximately $0.0079 per share.

Financial Statements for the Period from June 24, 2010 (Inception) through December 31, 2010 (Unaudited), page F-11

Financial Statement Updating

3.   Please update your financial statements, as applicable, pursuant to Rule 8-08 of Regulation S-X.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

You may contact John Archfield, accounting examiner, at (202) 551-3315 or Ryan Milne, Accounting Branch Chief, at (202) 551-3688 if you have questions regarding comments on the financial statements and related matters. Please contact Edwin Kim, legal examiner, at (202) 551-3297 or Pam Howell, Special Counsel, at (202) 551-3357 with any other questions.

Sincerely,

/s/ Pamela Howell
for

John Reynolds,
Assistant Director